Warner Norcross & Judd LLP Attorneys at Law 900 Fifth Third Center 111 Lyon Street, N.W. Grand Rapids, Michigan 49503-2487 Telephone (616) 752-2000 Fax (616) 752-2500	September 24, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Mara L. Ransom

                 Assistant Director

Re:	Spartan Stores, Inc.

Registration Statement on Form S-4

Filed August 20, 2013

File No. 333-190730

Dear Ms. Ransom,

Thank you for your letter of September 19, 2013 (the “Comment Letter”) and for your comments relating to the Registration Statement on Form S-4 (the “Registration Statement”) of our client, Spartan Stores, Inc. (the “Company”), which was filed on August 20, 2013. This response is submitted on behalf of the Company. The Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes revisions made to the Registration Statement in response to the Comment Letter, simultaneously with this letter.

The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of your comments is set forth in bold, followed by the Company’s response to such comment. The page numbers in the bold captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to the page numbers in Amendment No. 1. Capitalized terms used in this letter but not defined herein have the meaning give to such terms in Amendment No. 1.

General

1.	Please file the legal opinion, tax opinions and forms of proxy card as soon as practicable to allow us sufficient time to review such items before requesting acceleration of the registration statement.

Response:	In response to this comment, the Company has filed the legal opinion and tax opinions as Exhibits 5.1, 8.1 and 8.2, respectively, to Amendment No. 1 and has filed the forms of proxy card as Exhibits 99.1 and 99.2 to Amendment No. 1.

United States Securities and Exchange Commission

September 23, 2013

The Merger, page 47

Background of the Merger, page 47

2.	Please briefly describe the reasons(s) that the Spartan Stores board of directors decided to revisit Spartan Stores’ strategy as it related to Nash-Finch in October 2012.

Response:	In response to this comment, the Company has revised its disclosure. Please see page 48 of Amendment No. 1.

3.	Please briefly describe the potential strategic alternatives that are referenced on page 48 and why they were not pursued.

Response:	In response to this comment, the Company has revised its disclosure. Please see pages 48-49 of Amendment No. 1.

4.	We note that the Spartan Stores board of directors authorized Mr. Eidson to engage in discussions with Nash-Finch’s Chief Executive Officer on October 17, 2012. Please clarify whether Mr. Eidson contacted Mr. Covington to convey Spartan Stores’ interest in a potential transaction prior to Mr. Covington’s phone call to Mr. Eidson on November 3, 2012.

Response:

In response to this comment, the Company reviewed its records regarding the August 14 and October 17, 2012 meetings of the board of directors of Spartan Stores. The Company respectfully advises you that the Registration Statement incorrectly stated that on October 17, the board of directors authorized Mr. Eidson to contact Mr. Covington, and that Mr. Eidson and Mr. Covington spoke by telephone on November 3 and that the Nash-Finch board of directors met on November 3, as well. In fact, at its October 17 meeting, the board of directors determined to defer further consideration of a transaction with Nash-Finch until after the release of Nash-Finch’s third quarter operating results, and advised management to inform the board of any developments or communications from Nash-Finch. No telephone conversation between Mr. Eidson and Mr. Covington took place on November 3. On November 13, the Nash-Finch board of directors held a meeting. On November 15, following Nash-Finch’s board of directors meeting and its release of third-quarter operating results, Mr. Covington left a voicemail for Mr. Eidson requesting a return call. Mr. Eidson returned the call on November 16, and subsequently advised the Spartan Stores board of directors.

Accordingly, in response to this comment, the Company has revised its disclosure. Please see pages 48-49 of Amendment No. 1.

5.	Please briefly describe the reason(s) that Nash-Finch decided that the proposed transaction should be an all-stock transaction. Please also state whether it was discussed on December 21, 2012 which party would be the acquiror in any potential transaction.

Response:	In response to this comment, the Company has revised its disclosure. Please see page 49 of Amendment No. 1.

6.	Please briefly describe the key terms that were included in the March 25, 2013 letter that were discussed with J.P. Morgan, Morgan Lewis and the Nash-Finch Board on April 1, 2013.

Response:	In response to this comment, the Company respectfully advises you that all of the key terms of the letter described in the Registration Statement were discussed with J.P. Morgan, Morgan Lewis and the Nash-Finch Board on April 1, 2013. Accordingly, the Company has revised its disclosure to add a reference to the description of the letter. Please see page 51 of Amendment No. 1.

7.	We note that on April 12, 2013, Mr. Covington recommended that the Nash-Finch board of directors revise the indication of interest to propose an increase in the number of Nash-Finch directors to be appointed to the board of directors of the combined company. We also note that on April 13, 2013, a revised indication of interest was sent to Spartan Stores. Please clarify whether the revised indication of interest included an increase in the number of Nash-Finch directors to be appointed to the board of directors of the combined company, and quantify the number of such directors.

Response:	In response to this comment, the Company has revised its disclosure. Please see page 53 of Amendment No. 1.

United States Securities and Exchange Commission

September 23, 2013

8.	Please describe how the Spartan Stores board determined the exchange ratio and alternative exchange ratio formula communicated to J.P. Morgan by Moelis on July 16, 2013. Please disclose whether the exchange ratio and whether the alternative exchange ratio formula represented a premium to Nash-Finch’s trading price on July 18, 2013, the date on which the parties tentatively agreed that the merger agreement would provide for an exchange ratio of 1.20 shares of Spartan Stores common stock for each share of Nash-Finch common stock to be exchanged in the merger.

Response:	The Company respectfully advises you that the proposed merger is structured as an “at the market” transaction, meaning that the consideration to be received by Nash-Finch stockholders is based on the market value of Nash-Finch common stock at or near the execution of the merger agreement. The parties did not intend for the consideration to include any premium to market price, and accordingly the Company does not believe discussion of any premium should be included in the Background of the Merger. In response to this comment, the Company has revised its disclosure. Please see page 57 of Amendment No. 1.

9.	Please discuss any ways in which the material terms of the merger agreement differ from the material terms of the indication of interest between the parties, including any differences in the composition of the board of directors of the combined company and any dividends to be paid by the combined company.

Response:	In response to this comment, the Company respectfully advises you that the material terms of the merger agreement do not differ from the material terms of the indication of interest. In response to this comment, the Company has revised its disclosure to so indicate. Please see page 56 of Amendment No. 1.

Opinion of Nash-Finch’s Financial Advisor, page 73

10.	We note your disclosure on page 78 that J.P. Morgan and its affiliates have had commercial or other investment banking relationships with Nash-Finch and that this disclosure does not provide a narrative and quantitative description of the fees paid or to be paid to J.P. Morgan or its affiliates as a result of such relationships. Please revise to provide such disclosures. Please refer to Item 1015(b)(4) of Regulation M-A.

Response:	In response to this comment, the Company has revised its disclosure. Please see page 79 of Amendment No. 1.

Litigation Related to the Merger, page 93

11.	As applicable, please update this section to reflect the most current information regarding litigation related to the merger.

Response:	In response to this comment, the Company has revised its disclosure. Please see page 94 of Amendment No. 1.

United States Securities and Exchange Commission

September 23, 2013

Where You Can Find More Information, page 157

12.	Please update this section to include the current reports on Form 8-K filed by Spartan Stores on February 13, 2013 and September 3, 2013. In addition, please specifically incorporate each current and periodic report filed by Spartan Stores or Nash-Finch between the date of this letter and the registration statement’s effective date, or include the language set forth in Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations. Please refer to Item 13(a)(2) of Form S-4.

Response:	The Company respectfully advises you that the February 13, 2013 current report on Form 8-K was furnished, but not filed, by Spartan Stores and that Spartan Stores filed a current report on Form 8-K on September 20, 2013, between the date of the current letter and the date of Amendment No. 1. In response to this comment, the Company has revised its disclosure to specifically incorporate the September 3, 2013 and September 20, 2013 current reports on Form 8-K filed by Spartan Stores and included language incorporating all current and periodic reports filed by Spartan Stores or Nash-Finch between the date of Amendment No. 1 and the effectiveness of the Registration Statement. Please see pages 158-159 of Amendment No. 1.

Part II – Information Not Required in the Prospectus, page II-1

Item 22. Undertakings, page II-2

13.	Please provide the undertakings required by Item 512(a) of Regulation S-K.

Response:	In response to this comment, the Company has added such undertakings. Please see pages II-2 and II-3 of Amendment No. 1.

Please contact me at 616-752-2752 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Gordon R. Lewis Gordon R. Lewis

cc:	Alex J. DeYonker, Spartan Stores, Inc.
Kathleen Mahoney, Nash-Finch Company
David W. Pollak, Morgan, Lewis & Bockius LLP